EXHIBIT 99.3

Intellipharmaceutics Announces Fiscal Year 2021 Results

Toronto, Ontario February 28, 2022 – Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2021. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

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In February 2022 the Company received marketing approval for the Canadian market from Health Canada (notice of compliance) for generic Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths.

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In November 2021 the Company received final United States Food and Drug Administration ("FDA") approval for its Dexmethylphenidate Extended-release Capsules in the 5 mg, 10 mg, 30 mg and 40 mg strengths. The 15 mg and 30 mg strengths were initially approved and commercialized by Par Pharmaceutical Inc. (Par) in November 2013; the additional strengths launched to date were approved in a Par abbreviated new drug application.

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Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® for the US market were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases.

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On April 22, 2021, the Company announced the completion of a non-brokered private placement (the "Private Placement") of 9,414,560 common shares of the Company (the "Common Shares") at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969, subject to the final acceptance by the TSX. The Common Shares will be subject to a four-month hold period expiring on August 22, 2021 in accordance with applicable securities legislation and the policies of the Toronto Stock Exchange (the "TSX"). The Common Shares were sold only to non-U.S. persons outside of the United States pursuant to Regulation S under the United States Securities Act of 1933 (the "1933 Act"). The Common Shares issued in the Private Placement were not registered under the 1933 Act or the securities laws of any state in the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. The TSX approved the private placement. The proceeds of the Private Placement were used to maintain the Company’s existing operations and for general working capital purposes and to fund research and development activities.

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On July 2, 2020the Company had announced that the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue”) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of patent infringement proceedings commenced by Purdue against the Company in the United States District Court for the District of Delaware in respect of the Company’s NDA filing for Aximris XRTM with the FDA. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue has paid an amount to the Company.

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On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the FDA to discuss our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XR™ for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. We expect the FDA to take action on our application, on completion of their review of the NDA. To date the Agency has not communicated any action to the Company.

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Results of Operations

The Company recorded net loss for the year ended November 30, 2021 of $5,145,155 or $0.17 per common share, compared with a net loss of $3,390,965 or $0.14 per common share for the year ended November 30, 2020. In the year ended November 30, 2021, the net loss is attributed to the decrease in licensing revenues from commercial sales of generic Focalin XR®, combined with ongoing administrative expenses related to professional and legal fees as well as ongoing R&D expenses, as well as the Company realizing an impairment expense on its fixed assets.

The Company recorded revenues of $Nil for the year ended November 30, 2021 versus $1,401,517 for the year ended November 30, 2020. Such revenues are primarily licensing revenues from commercial sales of generic Focalin XR® under the Par agreement.

Expenditures for R&D for the year ended November 30, 2021 were lower by $855,145 compared to the year ended November 30, 2020. After adjusting for the stock-based compensation expenses stated above, expenditures for R&D for the year ended November 30, 2021 were lower by $804,416 compared to the year ended November 30, 2020.The decrease is mainly due to the decrease in patent and litigation expenses, lower third-party consulting fees, and a reduction in R&D staff.

Selling, general and administrative expenses were $1,249,676 for the year ended November 30, 2021 in comparison to $2,147,432 for the year ended November 30, 2020, resulting in a decrease of $897,756. The decrease is mainly due to a decrease in administrative costs and a decrease in wages, marketing costs and occupancy cost.

The Company had cash of $771,945 as at November 30, 2021 compared to $202,046 as at November 30, 2020.The increase in cash was due to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969 in April 2021, as well as lower expenditures for R&D, selling and general, and administrative expenses.

As of November 30, 2021, our cash balance was $771,945. We currently expect to meet our short-term cash requirements from the proceeds of the private placement financing just completed and quarterly profit share payments from Par and by cost savings resulting from reduced R&D activities and staffing levels, as well as from potential revenues for approved generic products or other collaborations. Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us. We will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs. Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all.

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There can be no assurance that we will not be required to conduct further studies for our Aximris XRTM product candidate, that the FDA will approve any of our requested abuse-deterrence label claims, that the FDA will meet its deadline for review. or that the FDA will ultimately approve the NDA for the sale of the product candidate in the U.S. market. or that the product will ever be successfully commercialized and produce significant revenue for us. If the Aximris XR™ NDA is approved. there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated dismissal agreement of the Purdue litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again. There can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s Oxycodone ER based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations , plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals” ,“set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, , the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, risks associated with the novel coronavirus (COVID-19) including its impact on our business and operations, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references (i) to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries and (ii) in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018. The common shares of the Company are currently traded on the OTCQB and the TSX.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2021 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

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Intellipharmaceutics International Inc.

Consolidated balance sheets

As at

(Stated in U.S. dollars)

	November 30,	November 30,
	2021	2020
	$	$
Assets
Current
Cash	771,945	202,046
Trade and other receivables, net	-	566,384
Investment tax credits	268,179	482,135
Prepaid expenses, sundry and other assets	62,192	115,750
Inventory	-	112,672
	1,102,316	1,478,987

Property and equipment, net	994,109	1,770,137
Right-of-use asset	-	137,931
	2,096,425	3,387,055

Liabilities
Current
Accounts payable	3,779,550	4,103,966
Accrued liabilities	2,272,610	1,780,272
Employee costs payable	2,263,944	1,665,236
Operating lease liability	-	157,110
Income tax payable	18,178	38,511
Promissory notes payable	165,878	163,758
Convertible debentures	1,751,483	1,791,791
	10,281,418	9,700,644

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding 33,092,665 common shares	49,175,630	46,144,402
(November 30, 2020 - 23,678,105)
Additional paid-in capital	44,626,436	44,354,138
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(102,241,705)	(97,096,550)
	(8,155,218)	(6,313,589)
Contingencies
	2,096,425	3,387,055

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Intellipharmaceutics International Inc.

Consolidated statements of operations and comprehensive loss

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

	2021	2020	2019
	$	$
Revenue
Licensing	-	1,401,517	1,114,031
Up-front fees	-	-	2,366,485
	-	1,401,517	3,480,516

Cost of good sold
Cost of goods sold	-	-	33,068

Gross Margin	-	1,401,517	3,447,448

Expenses
Research and development	2,661,875	3,517,018	6,608,794
Selling, general and administrative	1,249,676	2,147,432	4,167,801
Depreciation	261,525	415,375	505,803
	4,173,076	6,079,825	11,282,398

Loss from operations	(4,173,076)	(4,678,308)	(7,834,950)

Net foreign exchange (loss) gain	(22,465)	(168,568)	(25,498)
Interest income	-	-	13,535
Interest expense	(549,299)	(969,653)	(247,516)
Gain on settlement of convertible debt	-	-	4,419
Gain on settlement	-	2,500,000	-
Loss on disposal of property and equipment	-	(41,603)	-
Impairment of fixed asset	(514,502)	-	-
Net loss before income taxes	(5,259,342)	(3,358,132)	(8,090,010)

Provision for income taxes
Current tax expense	(20,333)	32,833	5,678
Deferred tax recovery	(93,854)	-	(11,042)
Net loss and comprehensive loss	(5,145,155)	(3,390,965)	(8,084,646)

Loss per common share, basic and diluted	(0.17)	(0.14)	(0.37)

Weighted average number of common shares outstanding, basic and diluted	29,430,014	23,561,949	21,580,059

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Intellipharmaceutics International Inc.

Consolidated statements of cash flows

For the years ended November 30, 2021, 2020 and 2019

(Stated in U.S. dollars)

	2021	2020	2019
	$	$	$
Net loss	(5,145,155)	(3,390,965)	(8,084,646)
Items not affecting cash
Depreciation	261,525	415,375	506,685
Provision for doubtful debts	-	-	(66,849)
Stock-based compensation	11,985	71,645	264,568
Accreted interest on convertible debentures	313,865	744,930	54,469
Gain on settlement of convertible debt	-	-	(4,419)
Deferred income tax recovery	(93,854)	-	(11,042)
Write-down of inventory	112,672	236,459	-
Write-down of investment tax credits	-	233,377	-
Loss on disposal of property and equipment	-	41,603	-
Non-cash lease expense	138,051	19,855	-
Write down on impaired fixed assets	514,502	-	-
Unrealized foreign exchange gain	1,995	62,658	57,189

Change in non-cash operating assets & liabilities
Accounts receivable	566,384	(389,182)	61,861
Investment tax credits	213,956	60,244	223,113
Inventory	-	-	(97,480)
Prepaid expenses, sundry and other assets	53,558	40,866	430,178
Accounts payable, accrued liabilities and employee costs payable	766,630	1,970,896	2,359,518
Operating lease liability	(157,110)	(38,486)	-
Income tax payable	(20,333)	32,833	5,678
Deferred revenue	-	-	(2,362,500)
Cash flows (used in) provided from operating activities	(2,461,329)	112,108	(6,663,677)

Financing activities
Repayment of principal on convertible debentures	-	-	(461,920)
Proceeds from promissory notes payable	-	-	159,863
Proceeds from private placement	3,069,448	-	-
Share issuance cost	(38,220)	-	-
Proceeds from issuance of shares on exercise of warrants	-	-	27,953
Debenture financing, net	-	-	375,000
Cash flows provided from financing activities	3,031,228	-	100,896

Investing activity
Sale of property and equipment	-	29,191	-
Purchase of property and equipment	-	(3,875)	(14,474)
Cash flows provided from (used in) investing activities	-	25,316	(14,474)

Increase (decrease) in cash	569,899	137,424	(6,577,255)
Cash, beginning of year	202,046	64,622	6,641,877
Cash, end of year	771,945	202,046	64,622

Supplemental cash flow information
Interest paid	-	-	139,787
Taxes paid	-	-	-

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CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416.798.3001 ext. 102

investors@intellipharmaceutics.com

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